VALERO ENERGY CORPORATION	Jay D. Browning Senior Vice President — Corporate Law & Secretary
June 10, 2008
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Valero Energy Corporation Form 10-K Filed February 29, 2008 File No. 1-13175

Form 10-Q Filed May 9, 2008 File No. 1-13175

Definitive Proxy Statement on Schedule 14A Filed March 17, 2008 File No. 1-13175
Ladies and Gentlemen:
On behalf of Valero Energy Corporation (the “Company” or “Valero”), set forth below are the responses of the Company to the comments raised in the May 29, 2008 letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Form 10-K, Form 10-Q, and Proxy Statement. For ease of reference, the comments have been repeated below with the responses set forth underneath.
In response to the Staff’s comments, the Company will include appropriate additional disclosure as described below in its Form 10-K, Form 10-Q, or Proxy Statement, as applicable, filed with the Commission for its next quarter, year, and annual meeting of stockholders.

Carmen Moncada-Terry
United States Securities and Exchange Commission
June 10, 2008

Form 10-K for the period ended December 31, 2007
Valero’s Operations, page 2
     Feedstock Supply, page 8
1.	Explain in greater detail the term contracts by which you purchase approximately 67% of your current crude oil feedstock requirements, including the average length and what percentage expires in each of the ensuing three years. Disclose what mechanism is used to determine pricing related to “market” and how market is defined in each case. If appropriate, describe in greater detail the largest and most material contracts in greater detail, naming the counterparties, or explain to us why that information would not be material to the reader. File as exhibits any material contracts upon which your business is materially dependent.
In response to the Staff’s comment, we supplementally provide the following additional information regarding Valero’s crude oil feedstock term contracts. The term contracts generally have terms of one year or less, and renew automatically at the end of their terms. We believe that our significant term contracts will be renewed, but we cannot give any assurance regarding the volume of crude oil at which the contracts may be renewed. The term contracts generally permit the parties to amend the contracts (or terminate them), effective as of the next scheduled renewal date, by giving the other party proper notice within a prescribed period of time (e.g., 60 days, 6 months) before expiration of the current term.
Valero does not believe that its business is materially dependent on any term contract or that specific disclosure of any contract would be material to a reader of Valero’s reports. The majority of the crude oil purchased under Valero’s term contracts (i.e., crude oil originating in Saudi Arabia, Kuwait, Iraq, and Mexico) is purchased at the producer’s official stated price (i.e., the “market” price established by the seller for all purchasers) and not at a negotiated price specific to Valero. As disclosed in Valero’s Form 10-K, in the event we become unable to purchase crude oil from any one of these sources, we believe that adequate alternative supplies of crude oil would be available.
Off-Balance Sheet Arrangements, page 42
2.	Please revise to identify the “third-party financial institutions” to which you refer.
In response to the Staff’s comment, we supplementally provide the following additional information regarding Valero’s off-balance sheet arrangement. Valero’s accounts receivable sales facility is with third-party entities that sell commercial paper to investors. Valero does not own any direct or indirect equity interest, nor does it have any variable interest, in the entities that are parties to Valero’s accounts receivable sales

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Carmen Moncada-Terry
United States Securities and Exchange Commission
June 10, 2008

facility. Should these entities elect not to purchase their respective receivable amounts provided for under the facility, their sponsoring commercial banks have a commitment to purchase those entities’ respective amounts of receivables under the facility.
Valero previously received a comment regarding its off-balance sheet arrangement disclosures in a Staff comment letter dated December 29, 2004. In response to that comment, Valero enhanced its disclosures related to its off-balance sheet arrangements to specifically address all of the requirements of Section 303(a)(4) of Regulation S-K. Valero believes that its existing disclosures satisfy all of the requirements of Section 303(a)(4), which does not require disclosure of the names of the parties involved in off-balance sheet arrangements.
Exhibit 31.01
3.	We note that you provided the certifications required by Item 601(b)(31) of Regulation S-K as one exhibit. Please provide the required certifications as separate exhibits. This comment also applies to the Form 10-Q for the period ended March 31, 2008.
As requested, in future filings requiring certifications, the Company will provide the certifications as separate exhibits.
Form 10-Q for the period ended March 31, 2008
Controls and Procedures, page 42
4.	In future filings, rather than state that your management determined that your disclosure controls and procedures were “operating” effectively, disclose whether or not your management determined that your disclosure controls and procedures were effective. See Item 307(a) of Regulation S-K.
As requested, in future filings, the Company will disclose whether or not management has determined that the Company’s disclosure controls and procedures “were effective.”

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Carmen Moncada-Terry
United States Securities and Exchange Commission
June 10, 2008

Definitive Proxy Statement on Schedule 14A filed March 17, 2008
Compensation Discussion and Analysis, page 11
Selection of Comparator Group and Other Benchmarking Data, page 12
5.	We note that the Towers Perrin Compensation Data Bank is composed of 800 companies. Please discuss why these companies, as a group, represent an adequate benchmark for the purposes of determining the salary of your named executive officers. In this regard, we note that some of these companies are not in your industry. Discuss whether any specific characteristics of these companies, such as size and market capitalization, justify their inclusion in the benchmark.
The Towers Perrin Compensation Data Bank (“Data Bank”) includes 800 companies operating in several industries. Use of the Data Bank enables Valero to compare its executive base salary compensation to that of other companies from many industries having similar revenues and market capitalization. Valero believes that the Data Bank represents an appropriate benchmark for Valero’s executive base salaries because Valero competes across all industry lines for executive talent. Valero believes that many of the skills required for a successful management team (e.g., business acumen, leadership, integrity) transcend the refining industry. Valero believes that to recruit and retain executive talent, Valero must compete with all companies, not just refining and marketing companies. The Data Bank provides a guide for Valero to assess how its executive base salaries compare with the salaries of a wide range of other businesses. As disclosed in Valero’s 2008 Definitive Proxy Statement, Valero’s use of the Data Bank “is consistent with our philosophy of providing executive compensation and benefits that are competitive with those of companies competing with us for executive talent.” Please note that the Data Bank is not the only benchmark used by Valero in setting base salaries. As disclosed in Valero’s 2008 Definitive Proxy Statement, Valero also uses the Compensation Comparator Group as a reference in benchmarking base salaries. The Compensation Comparator Group is a subset of the Data Bank and is composed of 13 companies that significantly participate in the domestic oil refining and marketing industry.
As requested, in future filings, the Company will enhance its description of the Data Bank consistent with the foregoing explanation.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Carmen Moncada-Terry
United States Securities and Exchange Commission
June 10, 2008

Acknowledgments
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jay D. Browning
Jay D. Browning
Senior Vice President — Corporate Law and Secretary

/s/ Clayton E. Killinger
Clayton E. Killinger
Senior Vice President and Controller

cc:	William R. Klesse, Chief Executive Officer and President
Michael S. Ciskowski, Executive Vice President and
Chief Financial Officer

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214